UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

WEBSENSE, INC.

(Name of Subject Company)

WEBSENSE, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

Christian Waage

Vice President, General Counsel and Corporate Secretary

Websense, Inc.

10240 Sorrento Valley Road

San Diego, California 92121

(858) 320-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Brandee Fernandez, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Websense, Inc., a Delaware corporation (“Websense” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 29, 2013, relating to the offer by Tomahawk Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Tomahawk Acquisition, LLC, a Delaware limited liability company, to purchase all the issued and outstanding shares of Websense’s common stock, $0.01 par value per share, at a price of $24.75 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2013, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used by not defined herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph under the heading “Legal Proceedings” on page 40 of the Schedule 14D-9:

“On June 13, 2013, the plaintiff in the class action complaint filed by Laborers’ Local #231 Pension Fund filed an amended complaint in this action that adds allegations challenging the adequacy of the disclosures the Company has made in connection with the proposed acquisition. The foregoing description is qualified in its entirety by reference to the amended complaint which is filed as Exhibit 99(a)(5)(F) to the Schedule TO.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEBSENSE, INC.

By:	/s/ Christian Waage
Christian Waage
Title:	Vice President, General Counsel and
Corporate Secretary

Dated: June 18, 2013